SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant’s name into English)

1 Korazin Street, Givatayim, 53583, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-11562.

        On June 18, 2004, we released our revised unaudited consolidated financial results for the six month period ended June 30, 2003. Such financial results, are included as a part of this report on Form 6-K.

        This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

Exhibit 1

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2003

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Operations	4

Statements of Changes in Shareholders’ Equity (Deficiency)	5

Interim Consolidated Statements of Cash Flows	6 - 7

Notes to Interim Consolidated Financial Statements	8 - 15

- - - - - - - -

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2003	December 31, 2002

	Unaudited	(Note 1e)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$445	$71
Short-term bank deposits	30	64
Trade receivables (net of allowance for doubtful accounts of $ 0, $ 852 and $ 860 at June 30, 2003 and 2002 and December 31, 2002, respectively)	1,608	1,134
Other accounts receivable and prepaid expenses	485	661
Inventories	839	1,264

Total current assets	3,407	3,194

LONG-TERM INVESTMENTS:
Severance pay fund	524	510
Investment in affiliate	2,018	2,007

	2,542	2,517

PROPERTY AND EQUIPMENT, NET	1,899	1,535

INTANGIBLE ASSETS, NET	187	210

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	-	2,642

Total assets	$8,035	$10,098

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30, 2003	December 31, 2002

	Unaudited	(Note 1e)

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	$1,151	$848
Trade payables	1,030	1,913
Other accounts payable and accrued expenses	1,750	1,887

Total current liabilities	3,931	4,648

LONG-TERM LIABILITIES:
Long-term loan	3,000	3,000
Accrued severance pay	720	845
Convertible debentures	-	1,020

	3,720	4,865

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	-	11,166

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital:
Ordinary shares of NIS 0.03 par value:
Authorized - 110,000,000, 16,376,381 and 16,376,381 shares at June 30, 2003 and 2002 and December 31, 2002, respectively;
Issued and outstanding - 86,270,887, 11,289,932 and 11,289,932 shares at June 30, 2003 and 2002 and December 31, 2002, respectively	579	94
Additional paid-in capital	80,120	77,373
Cumulative translation adjustment	(1,899)	(1,899)
Accumulated deficit	(78,416)	(86,149)

Total shareholders’ equity (deficiency)	384	(10,581)

Total liabilities and shareholders’ equity (deficiency)	$8,035	$10,098

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,

	2003	2002	2002

	Unaudited		(Note 1e)

Revenues:
Sales	$1,357	$4,213	$5,196
Services	1,263	224	1,165

Total revenues	2,620	4,437	6,361

Cost of revenues:
Sales	880	2,304	3,528
Services	869	322	948

Total cost of revenues	1,749	2,626	4,476

Gross profit	871	1,811	1,885

Operating expenses:
Research and development, net	343	650	1,377
Sales and marketing	358	679	1,107
General and administrative	656	1,311	2,284

Total operating expenses	1,357	2,640	4,768

Operating loss	(486)	(829)	(2,883)
Financial expenses, net	(305)	(50)	(266)
Other expenses	-	(680)	(440)

Loss from continuing activities	(791)	(1,559)	(3,589)
Loss from discontinued operations, net	-	(2,384)	(4,000)
Gain on disposal of discontinued operations	8,524	-	-

Net income (loss)	$7,733	$(3,943)	$(7,589)

Basic and diluted loss per share from continuing operations (in U.S. $)	$(0.01)	$(0.14)	$(0.32)
Basic and diluted income (loss) per share from discontinued operations (in U.S. $)	0.11	(0.21)	(0.35)

Total basic and diluted income (loss) per share (in U.S. $)	$0.10	$(0.35)	$(0.67)

Weighted average number of shares outstanding (in thousands)	74,928	11,289	11,289

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Cumulative translation adjustment	Accumulated deficit	Total shareholders’ equity (deficiency)

Balance as of January 1, 2002 (Note 1e)	$91	$76,402	$(1,572)	$(78,560)	$(3,639)

Issuance of shares, net	3	971	-	-	974
Foreign currency translation adjustments	-	-	(327)	-	(327)
Net loss	-	-	-	(7,589)	(7,589)

Balance as of December 31, 2002 (Note 1e)	94	77,373	(1,899)	(86,149)	(10,581)

Issuance of shares, net	379	2,130	-	-	2,509
Conversion of convertible debenture	106	617	-	-	723
Net income	-	-	-	7,733	7,733

Balance as of June 30, 2003 (unaudited)	$579	$80,120	$(1,899)	$(78,416)	$384

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,

	2003	2002	2002

	Unaudited		(Note 1f)

Cash flows from operating activities:
Income (loss) for the period	$7,733	$(3,943)	$(7,589)
Adjustments to reconcile income (loss) to net cash used in operating activities:
Loss (gain) from discontinued operations	(8,524)	2,384	4,000
Depreciation and amortization	470	226	846
Accrued severance pay, net	(139)	30	19
Impairment of investments	-	680	680
Interest on convertible debentures	-	10	20
Impairment of inventories	-	-	324
Decrease (increase) in trade receivables	(474)	481	2,039
Decrease in other accounts receivable and prepaid expenses	176	161	232
Decrease (increase) in inventories	425	227	(167)
Erosion in loan to investees	(11)	69	76
Decrease in trade payables	(883)	(1,015)	(584)
Decrease in other accounts payable and accrued expenses	(137)	(1,097)	(56)
Increase in customer advances	-	-	(701)

Net cash used in continuing operating activities	(1,364)	(1,787)	(861)
Net cash used in discontinued operating activities	-	(2,781)	(3,899)

Net cash used in operating activities	(1,364)	(4,568)	(4,760)

Cash flows from investing activities:
Purchase of property and equipment	(811)	(35)	(1,175)
Investment in short-term bank deposits	34	2	(22)
Proceeds from sale of property and equipment	-	-	3

Net cash used in continuing investing activities	(777)	(33)	(1,194)
Net cash provided by (used in) discontinuing investing activities	-	(93)	27

Net cash used in investing activities	(777)	(126)	(1,167)

*)     Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,

	2003	2002	2002

	Unaudited		(Note 1f)

Cash flows from financing activities:
Proceeds from issuance of convertible debentures	-	1,000	1,000
Repayment of exchangeable convertible debentures	(297)	-	-
Proceeds from issuance of shares, net	2,509	974	974
Short-term bank credit, net	303	147	513

Net cash provided by continuing financing activities	2,515	2,121	2,487
Net cash provided by discontinuing financing activities	-	1,728	2,509

Net cash provided by financing activities	2,515	3,849	4,996

Increase (decrease) in cash and cash equivalents	374	(845)	(931)
Cash and cash equivalents at the beginning of the period	71	1,002	1,002

Cash and cash equivalents at the end of the period	$445	$157	$71

Supplementary disclosure of cash flows activities

Non cash information:
Conversion convertible debentures	$723	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL

a.

Nexus Telocation Systems Ltd. (“the Company”) was incorporated in Israel and commenced its operations in July 1991. The Company is engaged in the development, production and marketing of low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. The Company shares are traded on the OTC Bulletin Board.

b.

The Company has decided to discontinue its AMR (Automatic Meter Reading) operations carried out by Nexus Data Inc., a wholly-owned subsidiary of the Company. On December 24, 2002, the Company and a third party investor signed an Offer agreement to acquire Nexus Data Inc (ND). According to the agreement, the Investor will acquire 100% of the outstanding share capital of ND in consideration of US$1 and Nexus will waive 100% of ND. In addition, ND will commit to pay Nexus a total amount of US$1 thousand after ND would have had four consecutive quarters of positive cash flows and net assets of at least $10 thousand. The agreement was subject to the Investor reaching certain agreements. These agreements were achieved during the first quarter of 2003 and the closing was carried out in February 2003.

As a result, the Company recorded income from discontinued operations of $8,524, which represents the excess of liabilities to third parties (other than the Company) over assets of ND.

c.

Three customers accounted for 95% of the group’s revenue for the period ended June 30, 2003, three customers accounted for 94% of the group’s revenue for the period ended June 30, 2002 and three customers accounted for 80% of the group’s revenue for the year ended December 31, 2002.

d.

During 2001, the Company purchased 92.5% of Tracsat S.A. (Tracsat) share capital. Tracsat is an operator of the Company’s systems and products providing stolen vehicle recovery services, in Buenos Aires, Argentina.

In February 2003, Tracsat issued 280 shares to two employees. The Company is committed to issue additional 560 shares of Tracsat, which will reduce its holding in Tracsat from 90.39% to 86.45%.

	e.	Basis of preparation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2003, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2003.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 10).

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2002.

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2002 are applied consistently in these financial statements.

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company’s options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the vesting period. The pro forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-based Compensation”.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123”. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB No. 25.

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, for the six months ended June 30, 2002 and for the year ended December 31, 2002: risk-free interest rates of 2% and 1.5%, respectively; dividend yields of 0% and 0%, respectively; volatility factors of the expected market price of the Company’s Ordinary shares of 1.41% and 1.41% and expected life of two and a half for all period. During the six-month period ended June 30, 2003 no options were granted.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

	Six months ended June 30,		Year ended December 31,

	2003	2002	2002

	Unaudited		Note (1e)

Net income (loss) as reported	$7,733	$(3,943)	$(7,589)
Deduct: Stock based compensation expense determined under fair value method for all awards	(84)	(116)	(258)

Pro forma net income (loss)	$7,649	$(4,059)	$(7,847)

Basic and diluted net income (loss) per share as reported	$0.10	$(0.35)	$(0.7)

Pro forma basic and diluted net loss per share	$0.10	$(0.36)	$(0.7)

NOTE 3:-	INVENTORIES

	June 30, 2003	December 31, 2002

Raw material	$411	$250
Finished goods	428	1,014

	$839	$1,264

NOTE 4:-	LONG-TERM LOANS

In March 2003, the Company reached an understanding with its Bank, according to which a $3,000 short-term liability to the bank was converted into long-term loan. The loan bears interest at an annual rate of LIBOR plus 2.75%. The loan principal will be paid in twelve quarterly consecutive payments, starting from two years after the date of this agreement. In addition, Nexus issued to the bank 165,000 warrants with an exercise price of 4.4 cent per share.

NOTE 5:	CONVERTIBLE DEBENTURE

In January 2003, the Company has amended its contract with AMS Electronics Ltd. (“AMS”), as follows:

a.

Convertible debenture - AMS converted $723 (including interest accrued thereon) of the convertible debenture into 16,435,500 shares at a conversion price of 4.4 cent per share and executed a proxy in favor of DBS 1. The balance in the amount of $297 was repaid.

b.

Manufacturing agreement - the Manufacturing and Purchase agreement signed between the Company and AMS in January 2002 was amended, such that the Company’s commitment to purchase products from AMS in the amount of $36,000 for a period of 36 months is no longer valid.

The amendment had no effect on the Company’s financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY

During 2003, the Company signed a share purchase agreement effective as of March 13, 2003. According to the agreement, Nexus issued to investors 58,545,454 shares (NIS 0.03 par value) in a total consideration of $2,576 (4.4 cent per share). In addition, Nexus issued to the investors 40,981,818 warrants with an exercise price of 4.4 cent per share. The warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of: (1) Mergers and Acquisitions (“M&A”)  transaction or (2) 3 years from the closing.

On June 22, 2003, the Company’s Board of Directors approved to grant 860,000 options (vested immediately) to its former chairman in consideration of consulting services, which were rendered in regard to the share purchase agreement. In addition, the Board approved the grant of 7,950,000 options for three of its employees. Those options have an exercise price of 4.4 cent. 6,850,000 options are vested over a period of thirty months and the balance is vested immediately.

NOTE 7:-	COMMITMENTS

The Company and the lead investor (see Note 6) have entered into a management services agreement pursuant to which the lead investor shall provide management services in consideration for an annual management fee of $180.

NOTE 8:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	General:

The Company operates in one segment, Location Based Service (LBS).

The Company adopted FAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

	b.	Summary information about geographical areas:

		Six months ended June 30,		Year ended December 31,

		2003	2002	2002

		Unaudited		(Note 1e)

1.	Revenues (*):
	South America	$1,263	$2,700	$3,833
	Israel	1,314	876	1,592
	USA	-	820	820
	Other	43	41	116

		$2,620	$4,437	$6,361

(*)	Revenues are attributed to geographic areas based on the location of the end-customers.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 8:	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

		Six months ended June 30,		Year ended December 31,

		2003	2002	2002

		Unaudited		(Note 1e)

2.	Long-lived assets:
	Israel	$423	$809	$534
	Argentina	1,663	235	1,211

		$2,086	$1,044	$1,745

3.	Revenues classified by major customer:
	Percentage of sales to customers exceeding 10% of revenues:
		%

	Customer A	-	56	42
	Customer B	50	20	25
	Customer C	-	18	13
	Customer D	32	-	-
	Customer E	13	-	-

		95	94	80

NOTE 9:-	SUBSEQUENT EVENTS

In August 2003, the Company entered into additional agreement with investors, part of them are related parties, pursuant to which the Company issued 28,259,088 shares (NIS 0.03 par value) in a total consideration of $1,243 (4.4 cent per share). In addition, Nexus issued to the investors 19,781,366 warrants with an exercise price of 4.4 cent per share. The warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of: (1) M&A transaction or (2) three years from the closing date.

As a result of this share issuance, in August the Company increased its authorized shares.

NOTE 10:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENT

a.	For further information in regard to the effect of material differences between Israel and U.S. GAAP thereto included in the Company’s annual report on form 20-F for the year ended December 31, 2002.

b.

During the six-month period ended June 30, 2003 there was one material difference between Israel and U.S. GAAP. The Company restated the effect of material differences between Israel and U.S. GAAP on the consolidated financial statements as described below:

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 10:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENT (Cont.)

Conversion of convertible debenture:

Under Israeli GAAP, when convertible debt is converted to equity of the debtor pursuant to an inducement offer, the debtor does not have to record any expense in regard to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms

Under Statement of Financial Accounting Standard Board (“SFAS”) No. 84 “Induced Conversion Of Convertible Debt an amendment of APB Opinion No. 26” when convertible debt is converted to equity of the debtor pursuant to an inducement offer, the debtor should recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.

With respect to the conversion of the Convertible Debenture as discussed in Note 5a, the Company, previously, did not record under U.S. GAAP financial expenses as required by SFAS No. 84.The Company has restated its financial statements to include in the reconciliation to U.S. GAAP the effect of implementing SFAS No. 84 and recorded financial expense in the amount of US $1,011.

The effect of the abovementioned restatement of the material difference between Israeli and US GAAP on the statement of operations is as follows:

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 10:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENT (Cont.)

	As previously reported under Israeli GAAP	As previously reported under U.S. GAAP	Restatement	As revised under U.S. GAAP

Six months ended June 30, 2003 (Unaudited)

Effects on income statement
Net income	$7,733	$7,733	$(1,011)	$6,722
Basic and diluted loss per share from continuing operations	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Total basic and diluted net income per share	$0.10	$0.10	$(0.01)	$0.09

The GAAP difference has no effect on total Shareholders’ Equity or other balance sheets items neither on the statement of cash flows.

c.	Recently issued accounting pronouncements:

In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The provisions of this Consensus are not expected to have a significant effect on the Company’s financial position or operating results.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its results of operations or financial position.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 10:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENT (Cont.)

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the effects of this interpretation in respect of its investments.

- - - - - - - - - - -

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd. BY: /S/ Arik Avni —————————————— Arik Avni, Chief Executive Officer

Dated: June 18, 2004